Austrian

RECEIVED

2009 AUG 12 P 12:14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

09046743

Office of International Corporate Finance-
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

4 August 2009

Ref.: **Rule 12g3-2(b) File No. 82-4970**

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

AUSTRIAN AIRLINES AG

Thomas Krammer

Thomas Krammer
Head of Investor Relations

Encl.

T:\EIR\VORLAGEN\SEC-BRIEF-NEU.DOC

dlw 8/13

Austrian Airlines AG
Member of IATA

Head Office
Office Park 2
P.O. Box 100
1300 Vienna-Airport
Austria
Phone +43 (0)5 1766
Fax +43 (0)5 1766-5000
www.austrian.com

Reservation
Phone +43 (0)5 1766-1000

Austrian Airlines AG, registered with Vienna Commercial Court under FN 111000k, registered Office in Vienna, DVR 0091740

20000496

Austrian

4 August 2009

Ad-hoc Release

Financial Results of the Austrian Airlines Group for the First Half-Year 2009: Economic crisis affects revenue and earnings

- **Net result for the period amounts to minus 166.6 million Euro, due to impairment losses on aircraft**
- **Performance of the second quarter better than first quarter, but still below expectations**
- **Cash flow from operating activities at 21.2 million Euro is positive, liquidity is assured**
- **Cost reduction measures and integration in the Lufthansa Group will lead to a positive earnings contribution of 300 million Euro annualy**

The crisis in the international aviation industry intensified further in the second quarter of 2009. This development is also reflected in the financial figures of the Austrian Airlines Group for the first half of 2009, which posted a net result for the period of minus 166.6 million Euro, including non-cash impairment losses of 74.3 million Euro resulting from the valuation of aircraft. The adjusted resulting from operating activities (EBIT) amounted to minus 88.4 million Euro, with the second quarter EBIT of minus 18.1 million Euro perceptibly better than the first quarter, at minus 70.3 million Euro. Nevertheless, there was still no return to the profit zone.

"We are suffering from extremely weak demand, similar to the situation affecting the entire airline sector," according to the members of the Austrian Executive Board Peter Malanik and Andreas Bierwirth. "The crisis has

relentlessly revealed our weaknesses. Of course we cannot be satisfied with the half-year results. It is not very comforting to know that the entire aviation industry is standing with its back against the wall. We are fighting with all the means and energy at our disposal to overcome the crisis and massively improve profitability through structural measures. For the time being, tough countermeasures enabled us to significantly reduce our operating losses for the second quarter of the 2009 financial year," the two board members add.

This tendency is also reflected in the development of the operating cash flow. Following a negative cash flow of minus 13.8 million Euro in the first quarter 2009, Austrian Airlines succeeded in generating a positive cash flow of 35.0 million Euro in the second quarter of 2009. On balance, the cash flow from operating activities for the first half-year was 21.2 million Euro. As at the balance sheet date of June 30, 2009, the liquidity of the Austrian Airlines Group totaled about 180 million Euro (consisting of 84.1 million Euro cash and cash equivalents and 95.5 million Euro disposable securities). The Austrian Airlines Group has sufficient liquidity also beyond the end of 2009, even if the economic situation does not improve.

Initial successes were achieved in the first half of 2009 by the comprehensive range of measures initiated by Austrian Airlines to overcome the crisis and increase profitability. The anti-crisis package developed in recent months has been successively implemented, and will unfold its full potential in the second half of the year. We expect to achieve the targeted cost savings of 15 percent for the year 2009 as a whole on the basis of prevailing aircraft fuel prices.

The short-term measures to reduce costs will be consequently substituted by sustainable measures. Thus we will reach a positive earnings contribution of more than 300 million Euro per year on a medium-term basis. In this regard, the sustainability package will continually reduce the costs by 200 million Euro per year. The reduction of the personnel expenditure by 150 million Euro for the period 2010 to 2015 leads to a further cost reduction of about 25 million Euro per year. In addition, Austrian Airlines will enormously benefit from the

integration in the Lufthansa Group, in terms of both revenue and costs: The management anticipates an earnings effect of 80 million Euro annually already starting in the year 2010. The board members Bierwirth and Malanik add: "The cooperation within the Lufthansa Group will massively benefit us. We expect a significant impetus to growth by being able to access Lufthansa's international route and sales networks. This will help a great deal, in the light of our strong focus on the transfer business. And naturally we will be able to exploit considerable synergies in terms of costs."

Key figures at a glance:

EURm	1-6/2009	1-6/2008	+/- %	4-6/2009	4-6/2008	+/- %
Revenue	934.6	1,194.7	-21.8	495.8	669.4	-25.9
Operating revenue	969.3	1,226.2	-21.0	514.6	682.8	-24.6
Operating expenses	1,130.9	1,256.1	-10.0	599.2	659.9	-9.2
EBITDAR[1,2]	49.9	133.6	-62.6	58.1	106.8	-45.6
EBITDAR[1,2] adjusted[3]	48.8	141.3	-65.5	50.3	106.6	-52.8
Result from operating activities (EBIT)[2]	-161.6	-29.9	-	-84.6	22.9	-
Result from operating activities (EBIT)[2] adjusted[3]	-88.4	-22.2	-	-18.1	22.7	-
Financial result	-14.6	-18.8	22.3	-3.8	-3.2	-18.8
Result before tax	-177.2	-40.3	-	-89.1	20.1	-
Net result for the period	-166.6	-48.7	-	-78.5	11.7	-

1 Result from operating activities (EBIT) before associates, depreciation and rentals.
2 The expected income from plan assets was reclassified from personnel expenses to financial expenses.
3 Adjusted by the result from the disposal of assets, other costs related the transfer of aircraft, foreign currency valuations at the reporting date and impairment of the value of aircraft.

Please find our detailed Austrian Airlines Group Half-year Financial Report (January-June 2009) on the Internet at http://www.austrianairlines.co.at/eng/Investor/reports/

For further information:
Investor Relations: Thomas Krammer, Tel.: +43 (0) 5 1766 - 13311, Fax: +43 (0) 5 1766 - 13899, e-mail: thomas.krammer@austrian.com

Corporate Communications AUSTRIAN AIRLINES GROUP: Martin HEHEMANN / Patricia STRAMPFER / Pia STRADIOT / Michael BRAUN; Tel: +43 (0) 51766 11231, martin.hehemann@austrian.com, patricia.strampfer@austrian.com, pia.stradiot@austrian.com; michael.braun@austrian.com;

Owner, Editor, Distributor: Austrian Airlines AG, Corporate Communications public.relations@austrian.com.
Please find further information concerning the disclosure according to §§ 24 and 25 Media Act on www.austrian.com

ad-09-24e (HJE09PA1_engl).doc

Rule 12g3-2(b) File No. 82-4970

Austrian

Austrian Airlines Group

Half-year Financial Report


AL

January – June 2009

www.austrian.com

Austrian

Highlights

Q2/2009: Anti-crises package is effective, weak demand and impairment losses on aircraft negatively impact results

- Drastic decline in both demand (-12.9% ASK, -15.8% RPK, -13.3% passengers carried, -2.5P. PLF) and revenue
- Austrian Airlines will continue to pursue its "Focus East" business strategy despite slump in flight traffic to the region
- EBIT of EUR -84.6m attributable to weak demand and impairment losses on aircraft, adjusted EBIT of EUR -18.1m; net result for the period of EUR -78.5m significantly below previous year's level

H1/2009: Shaped by global economic crisis and most serious recession in the post-war period

- More stable development on short and medium-haul routes (-5.7% ASK, -7.9% RPK, -1.6P. PLF)
- Positive EBITDAR of EUR 49.9m.
- Global economy faces most serious recession in the post-war period
- Short-term EUR 225m package of measures to overcome the crisis has already exceeded initial targets
- Lean management and optimisation of route network and production structure are designed to lead to synergy effects in the Lufthansa Group, create the prerequisites for profitable growth and strengthening of competitiveness and achieving a sustainable improvement of results

Key figures

		1-6/2009	+/- % py	4-6/2009	+/- % py
Revenue	EURm	934.6	-21.8	495.8	-25.9
EBITDAR[1,2]	EURm	49.9	-62.6	58.1	-45.6
EBITDAR[1,2] adjusted[3]	EURm	48.8	-65.5	50.3	-52.8
Result from operating activities (EBIT)[2]	EURm	-161.6	-	-84.6	-
Result from operating activities (EBIT)[2] adjusted[3]	EURm	-88.4	-	-18.1	-
Net result for the period	EURm	-166.6	-	-78.5	-
Cash flow from operating activities	EURm	21.2	-84.7	35.0	-63.1
Net Gearing	%	568.4	-	568.4	-
Earnings per share	EUR	-1.96	-	-0.92	-
CVA	EURm	-181.3	-61.9	-60.3	-
Passengers carried (total)		4,471,173	-14.3	2,530,545	-13.3
Passenger load factor (scheduled services)	%	70.1	-3.4P.	72.2	-2.8P.
Employees (end of period)[4]		7,288	-9.3	-	-

1 Result from operating activities (EBIT) before associates, depreciation and rentals.
2 The expected income from plan assets was reclassified from personnel expenses to financial expenses.
3 Adjusted by the result from the disposal of assets, other costs related the transfer of aircraft, foreign currency valuations at the reporting date and impairment of the value of aircraft.
4 Employees (end of period) in man-years.

Investor Relations
Thomas Krammer
Tel.: +43 (0)5 1766 - 13311
Fax: +43 (0)5 1766 - 13899
E-Mail: investor.relations@austrian.com

Communications
Martin Hehemann
Tel.: +43 (0)5 1766 - 11230
Fax: +43 (0)1 688 65 26
E-Mail: public.relations@austrian.com

Austrian Airlines Head Office
1300 Vienna-Airport, Office Park 2
Tel.: +43 (0)5 1766 - 0
Fax: +43 (0)5 1766 - 5000
Internet: http://www.austrian.com

Foreword of the Board of Management

Dear shareholders:

Following a difficult start to the 2009 financial year, the economic crisis intensified in the second quarter. The global economy is suffering from the most serious recession in the post-war period.[1] In the face of a dramatic decline in demand and increasing fuel prices, the International Air Transport Association IATA once again drastically revised its forecast in respect to anticipated net losses for the entire airline industry, which are now anticipated to total USD 9.0bn instead of USD 4.7bn. Media coverage continues to feature profit warnings issued by both domestic and international companies spanning all sectors.

The impact of prompt countermeasures accompanied by sustainable efficiency improvements will comprise the decisive factors determining the future success or failure of every individual airline.

The cost saving measures amounting to EUR 50m initiated in 2008, particularly production cutbacks and an optimisation within all divisions, have fully achieved their targeted impact in 2009. The additional, short-time package of measures designed to generate savings of EUR 225m as a basis for overcoming the economic crisis has already exceeded its initial goals based on further production cutbacks, adjustments made to the route network, personnel measures, more optimisations in other areas and negotiations with external partners.

The goal of the Austrian Airlines Group is a sustainable restructuring of the company by means of an efficient lean management, the optimisation of the route network and production structure as well as the best possible use of the synergy effects arising in the Lufthansa Group once the merger has taken place. This will provide the basis for profitable growth and a strengthening of the company's competitiveness. The aim is to continually improve earnings on a medium-term basis by EUR 200m by 2012 excluding synergy effects, as well as to generate an EBIT margin of about 6%-7%, which was the standard in Europe before the economic crisis started.

More streamlined and efficient structures are being created, and approximately 1,000 jobs will be cut by the middle of 2010 on the basis of mutually agreed solutions, outplacements and by not filling vacancies. The 50-seat Canadair Regional Jets, operated by Tyrolean Airways under the brand name Austrian arrows, will be taken out of service at the beginning of the 2010 summer flight schedule. The Dash 8-300 fleet will be reduced and partially replaced by Dash 8-400 aircraft. All in all, the fleet of 50 seat airplanes will be reduced by up to 14 aircraft, enabling Austrian Airlines to serve the network at much lower unit costs. In addition, the reorganization of the Commercial Passenger Division announced in July, in which sales activities are being separated from network planning, will lead to a leaner and more efficient structure in the newly created division. Accordingly, the sales activities both in Austria and abroad will become more tightly focused and directed.

Moreover, an additional package of cost-saving measures was agreed upon in July in order to improve the competitiveness of the company. Personnel expenses will be reduced by EUR 150m in the period between 2010 and 2015.

The refitting of Boeing 767 jets with winglets, upturned ends on the tips of wings which improve the aerodynamics of passenger aircraft, was initiated in the first quarter. Enabling savings of approximately 5% of the fuel consumed, this measure is an important step towards greater cost efficiency.

1 Institute for Advanced Studies (IHS), Vienna: Forecast for the Austrian Economy 2009-2010.

Austrian

In the months January-June 2009, total flight revenue fell to EUR 889.0m, which is related to the second-quarter slump in demand throughout the entire airline sector, which affected all regions served by Austrian Airlines. EBITDAR was EUR 49,9m. In the first half-year 2009, EBIT was down to EUR -161.6m due to impairment losses on aircraft, compared to EUR -29.9m in the previous year. Accordingly, the net result for the period was EUR -166.6m. Our liquidity is secured beyond the end of the year 2009, based on the seasonal nature of the airline business and the easing of tensions on capital markets.

The privatisation of the Austrian Airlines Group is proceeding according to plan. The threshold of 75% of the share capital of Austrian Airlines was exceeded by 11 May 2009, the end of the acceptance period. Lufthansa filed an application with the Austrian Takeover Commission on 28 July 2009 to extend the merger deadline to 31 August 2009, which was approved. On 31 July 2009, the EU Commission announced that it had reached an agreement giving Lufthansa a conditional go-ahead, laying out the pre-requisites for the approval of its takeover of Austrian Airlines within the context of the EU's merger control proceedings. At the same time, we have been given a clear indication that a positive decision will also be made regarding EU aid proceedings. Thus it is very probable that the merger will be formally approved in August, and that the closing of the transaction could potentially take place in August or in the month of September at the latest.

Thus an important milestone in the history of the Austrian Airlines Group will be reached, laying the groundwork for a successful future within the Lufthansa Group. The merger will be implemented at full speed, in order to fully exploit potential synergies as quickly as possible.

From today's point of view, we expect the difficult business environment to extend beyond the year 2009, changing the airline industry in the long term and leading to a further consolidation in the airline sector. We are confident that the integration of Austrian Airlines in the Lufthansa Group will give us the necessary strength required to achieve sustainable corporate success.

Andreas Bierwirth

Peter Malanik

Austrian

Result of Balance Sheet Analysis

The present quarterly financial report has been prepared in accordance with the same accounting and valuation methods as the consolidated annual financial statements as at 31 December 2008, and in line with IFRS guidelines for interim reports (IAS 34: "Interim Financial Reporting"). The expected income from plan assets was reclassified from personnel expenses to interest expenses as of the first quarter of the previous year.

EURm	1-6/2009	1-6/2008	+/- %	4-6/2009	4-6/2008	+/- %
Revenue	934.6	1,194.7	-21.8	495.8	669.4	-25.9
Operating revenue	969.3	1,226.2	-21.0	514.6	682.8	-24.6
Operating expenses	1.130.9	1,256.1	-10.0	599.2	659.9	-9.2
EBITDAR[1,2]	49.9	133.6	-62.6	58.1	106.8	-45.6
EBITDAR[1,2] adjusted[3]	48.8	141.3	-65.5	50.3	106.6	-52.8
Result from operating activities (EBIT)[2]	-161.6	-29.9	-	-84.6	22.9	-
Result from operating activities (EBIT)[2] adjusted[3]	-88.4	-22.2	-	-18.1	22.7	-
Financial result	-14.6	-18.8	22.3	-3.8	-3.2	-18.8
Result before tax	-177.2	-40.3	-	-89.1	20.1	-
Net result for the period	-166.6	-48.7	-	-78.5	11.7	-

1 Result from operating activities (EBIT) before associates, depreciation and rentals.
2 The expected income from plan assets was reclassified from personnel expenses to financial expenses.
3 Adjusted by the result from the disposal of assets, other costs related the transfer of aircraft, foreign currency valuations at the reporting date and impairment of the value of aircraft.

Business results

Impairment losses on aircraft negatively affect Q2 2009 results

The second quarter of 2009 was characterised by an ongoing decline in demand. The adjusted EBIT declined to EUR -18.1m, down from EUR 22.7m in the first quarter of 2008, which particularly benefited from the positive effects arising in connection with EURO 2008. In addition, business results were negatively impacted by non-cash impairment losses for aircraft totaling EUR 74.3m. EBIT amounted to EUR -84.6m in the period April-June 2009, compared to EUR 22.9m in the previous year.

Adjusted EBIT H1/2009: EUR -88.4 Mio.

Despite targeted capacity adjustments, the adjusted EBIT for the first half-year 2009 declined from EUR -22.2m to EUR -88.4m, which is related to the traditionally weak first quarter. All in all, EBIT in the first six months of 2009 was EUR -161.6m, down from EUR -29.9m in 2008.

The financial result improved from EUR -18.8m to EUR -14.6m in the months January-June 2009, which is primarily the result of proceeds realised in connection with the disposal of securities.

Revenue and operating revenue

In the months April-June 2009, flight revenue fell to EUR 473.7m, a decrease of 26.2% compared to the flight revenue of EUR 642.1 generated in the second quarter of the previous year. This development can be attributed to targeted production cutbacks and a slump in demand. The included flight revenue of the charter segment was down from EUR 58.1m to EUR 41.7m. As a consequence of the current global economic crisis, cargo and mail revenue clearly declined to EUR 23.1m, a drop of 37.7% compared to EUR 37.1m achieved in the second quarter of 2008.

Flight revenue H1/2009: EUR 889.0m

Within the context of a globally difficult business environment, total flight revenue fell from EUR 1,142.5m to EUR 889.0m for the months from January to June, whereas charter revenue was down 21.6%, to EUR 68.9m.

In addition to the above-mentioned loss of revenue, operating revenue decreased by 21.0% in the first half of 2009, to EUR 969.3m, which is mainly the result of production-related decreases in other revenue as well as lower earnings from the disposal of tangible and intangible assets despite increased revenue from technical services, particularly as a consequence of the cooperation with Lufthansa Technik, and training activities.

Operating expenses

Operating expenses in the second quarter of 2009 totaled EUR 599.2m, down by 9.2% year-on-year, whereas the operating expenses for the first half-year amounted to EUR 1,130.9m, a decrease of 10.0% from the previous year.

Decline in operating expenses driven by production cutbacks

A production-related 13.7% reduction in the volume of uplifted liters in the first six months of 2009 and fuel prices clearly below previous year's level were offset by negative hedging and USD/EUR exchange rate effects. In a year-on-year comparison, jet fuel expenditure on the whole fell 28.0% in the period January-June 2009, to EUR 179.6m. Based on current decline in demand, all production-related expenditures decreased (in particular landing, handling and en route charges, commissions and passenger servicing fees). Accordingly, expenses for materials and services totaled EUR 627.2m, down 17.6% from the previous year.

Personnel expenses of EUR 28.9m below 2008

Personnel expenses could be reduced by EUR 28.9m in the first half-year 2009, to EUR 233.4m, which is due to personnel-related measures (e.g. deferred compensation, short-time working) implemented as a means of overcoming the current crisis, as well as the decline in the number of employees.

Impairment losses on aircraft: EUR 74.3m

The increased depreciation and amortisation of tangible and intangible assets from EUR 131.6m to EUR 187.1m is primarily related to the non-cash impairment losses of EUR 74.3m recognised for aircraft. In contrast, the loss in value of the aircraft in 2008 reduced the calculation base for ordinary depreciation.

The reduction in other expenses by EUR 17.9m (- 17.7%) can be attributed to lower foreign currency losses (EUR -9.3m) compared to the previous year, along with the decline in expenses for advertising, external salaries, travel expenses as well as other operating expenses and administrative costs.

EURm	1-6/2009	1-6/2008	+/- %	4-6/2009	4-6/2008	+/- %
Expenses for materials and services	627.2	761.1	-17.6	321.2	412.5	-22.1
Thereof: aircraft fuel	179.6	249.5	-28.0	88.2	140.6	-37.3
Personal expenses	233.4	262.3	-11.0	112.1	134.3	-16.5
Depresiation and amortisation	187.1	131.6	42.2	130.4	66.9	94.9
Thereof: scheduled depreciation	112.8	131.6	-14.3	56.1	66.9	-16.1
Thereof: impairment	74.3	-	-	74.3	-	-
Other expenses	83.2	101.1	-17.7	35.5	46.2	-23.2
Operating expenses	**1,130.9**	**1,256.1**	**-10.0**	**599.2**	**659.9**	**-9.2**

Assets and cash flow

In the first half of 2009, the cash flow from operating activities amounted to EUR 21.2m, or EUR 117.5m below the level in the first six months of 2008. This development is mainly the consequence of lower earnings before tax and changes in working capital.

On balance, an increase in aircraft overhauls carried as assets and the sale of securities led to a rise in the cash flow from investing activities, from EUR -10.7m in the previous year to EUR 8.4m in the first half-year 2009.

The cash flow from financing activities totaled EUR -87.0m in the period January-June 2009, compared to EUR -106.6m in the comparable period of the previous year. Higher scheduled payments related to aircraft transactions were counteracted by the opposing effects of withdrawals from the bridge financing.

Cash and cash equivalents at 30 June 2009: EUR 84.1m

Total cash and cash equivalents as at 30 June 2009 were EUR 84.1m, or EUR 57.7m below the comparable level as at 31 December 2008. The equity ratio was 8.0% as at 30 June 2009 (31 March 2009: 8.7%).

Fleet

In March 2009, one Dash 8-300 was sold and transferred to the Canadian airline Air Inuit. In addition, with the approval of the Supervisory Board, an agreement was reached with the aircraft manufacturer Bombardier to move up the delivery date for four Q400 aircraft from November 2010 to October 2009. Other than these transactions, the Austrian Airlines Group neither disposed of nor took delivery of any aircraft in the first half of 2009.

Due to the production cutbacks resulting from the general decline in demand, three Airbus A320 aircraft and three Canadair Jet CRJ200 aircraft were temporarily put out of service as at the end of the second quarter of 2009.

Four airplanes refitted with Winglets

Moreover, work also commenced in the first quarter on refitting Boeing 767-300ER jets with winglets, upturned ends on the tips of wings which improve the aerodynamics of passenger aircraft. As of the end of June 2009, four aircraft in the Austrian Airlines fleet had already been refitted. This measure will enable savings of approximately 5% of the fuel consumed, or about 1,000 tons of kerosene for each aircraft converted.

Segments

Under IFRS, the business segments of the Austrian Airlines Group are divided into the individual segments of scheduled, charter and complementary services.

	1-6/2009					4-6/2009				
EURm	Sche-duled	Charter	Com-plemen-tary services	Consoli-dation	Total	Sche-duled	Charter	Com-plemen-tary services	Consoli-dation	Total
External Sales[1]	820.1	68.9	45.6	-	934.6	432.0	41.7	22.1	-	495.8
Intercompany sales	32.4	1.9	94.0	-128.3	-	17.7	1.0	47.6	-66.3	-
Revenue	852.5	70.8	139.6	-128.3	934.6	449.7	42.7	69.7	-66.3	495.8
Other income	30.4	2.5	1.8	-	34.7	16.4	1.5	0.9	-	18.8
Operating revenue	882.9	73.3	141.4	-128.3	969.3	466.1	44.2	70.6	-66.3	514.6
Operating expenses	1,033.3	86.1	139.8	-128.3	1,130.9	541.3	50.9	73.3	-66.3	599.2
EBITDAR[2]	44.0	3.7	2.2	-	49.9	55.8	4.7	-2.4	-	58.1
EBIT	-150.4	-12.8	1.6	-	-161.6	-75.2	-6.7	-2.7	-	-84,6
Assets	1,855.6	10.0	1,128.2	-964.0	2,029.8	1,855.6	10.0	1,128.2	-964.0	2.029.8
Liabilities	1,488.6	4.3	851.4	-476.6	1,867.7	1,488.6	4.3	851.4	-476.6	1.867.7
Segment investments	32.6	-	21.3	-	53.9	13.7	-	8.6	-	22.3
Depreciation	64.0	0.1	48.7	-	112.8	30.9	-	25.1	-	56.1
Impairment	39.6	-	34.7	-	74.3	39.6	-	34.7	-	74.3
Other non-cash income	9.2	0.1	-	-	9.3	5.4	0.1	-	-	5.5

1 Corresponds to flight revenue of the scheduled services and charter segments.
2 Result from operating activities (EBIT) before associates, depreciation and rentals.

EURm	1-6/2008 Sche-duled	Charter	Com-plemen-tary services	Consoli-dation	Total	4-6/2008 Sche-duled	Charter	Com-plemen-tary services	Consoli-dation	Total
External Sales[1]	1,054.6	87.9	52.2	-	1,194.7	584.0	58.1	27.3	-	669.4
Intercompany sales	38.9	4.1	89.2	-132.2	-	25.6	0.2	43.4	-69.2	-
Revenue	1,093.5	92.0	141.4	-132.2	1,194.7	609.6	58.3	70.7	-69.2	669.4
Other income	27.9	2.3	1.3	-	31.5	11.6	1.2	0.6	-	13.4
Operating revenue	1,121.4	94.3	142.7	-132.2	1,226.2	621.2	59.5	71.3	-69.2	682.8
Operating expenses	1,146.0	96.7	140.3	-132.2	1,250.8	595.7	57.9	70.2	-69.2	654.6
EBITDAR[2]	124.1	11.8	3.0	-	138.9	100.6	10.0	1.5	-	112.1
EBIT	-24.6	-2.4	2.4	-	-24.6	25.3	1.7	1.2	-	28.2
Assets	2,390.2	7.4	1,241.8	-816.5	2,822.9	2,390.2	7.4	1,241.8	-816.5	2,822.9
Liabilities	1,634.7	4.2	828.9	-386.8	2,081.0	1,634.7	4.2	828.9	-386.8	2,081.0
Segment investments	34.5	-	13.6	-	48.1	20.2	-	7.8	-	28.0
Depreciation	79.8	0.1	51.7	-	131.6	40.7	0.1	26.1	-	66.9
Other non-cash income	8.1	-	-	-	8.1	4.5	-	-	-	4.5

1 Corresponds to flight revenue of the scheduled services and charter segments.
2 The expected income from plan assets was reclassified from personnel expenses to financial expenses.
3 Result from operating activities (EBIT) before associates, depreciation and rentals.

Scheduled passengers carried Q2/2009: 2,272,803

External sales (i.e. flight revenue) in the **scheduled services segment** fell by 26.0% in the period April-June 2009, to EUR 432.0m. The unit revenue, calculated as the ratio of flight revenue to revenue passenger kilometers, declined 14.8% year-on-year, with the share of Business Class passengers under the previous year's level, at 7.4%. All in all, the total number of passengers carried in the second quarter of 2009 amounted to 2,272,803. In addition to the impairment losses on aircraft, the negative impact of declining demand put a huge strain on earnings in the second quarter. EBIT of the scheduled services segment deteriorated to EUR -75.2m, down from EUR 25.3m in the previous year. In the first half of 2009, flight revenue of the scheduled services segment was down 22.2%, to EUR 820.1m, whereas EBIT fell to EUR -150.4m (previous year: EUR -24.6m).

Due to the 16.9% scheduled reduction in capacity on *long-haul routes*, in particular as a result of the cancellation of flight service to Mumbai and the cutback in frequency to New York and Washington, as well as strong downward pressure on overall demand, the total number of passengers carried in the period January-June 2009 fell by 23.3% year-on-year, to 439,843. Flight revenue decreased by 27.2%, to EUR 203.3m. The unit revenue was also lower in the first half of 2009 compared to the previous year. The share of Business Class passengers fell by 2.0 percentage points in the period January-June 2009, to 9.8%. On balance, the passenger load factor on long-haul routes in the scheduled services segment fell from 80.8% to 76.1% in the first six months of 2009.

The trend on *short- and medium-haul routes* was also negative in the period January-June 2009. Accordingly, the number of passengers carried decreased by 11.6%, to 3,641,978. Total flight revenue declined to EUR 616.8m, down 20.4% from 2008.

More stable development of Business Class passengers to the Middle East

In the Focus East region, the number of passengers carried decreased by 13.8%, to 1,377,433. The 0.7% reduction in available seat kilometers (ASK) was accompanied by declining demand (RPK), which fell 7.6%. The structurally related, comparatively slight reduction of capacity is related to numerous new routes launched by Austrian Airlines. The passenger load factor declined by 4.8 percentage points from the previous year, to 63.1%. The share of Business Class passengers was 8.0%, down 4.2 percentage points year-on-year. The drop in Business Class passengers flying to the Middle East from the previous year's level was comparatively less dramatic. On balance, flight revenue generated by short- and medium-haul routes in the scheduled services segment was down 18.0%, to EUR 275.7m. Unit revenue declined by 11.1%.

The Rest of Europe including domestic showed a differentiated picture. A 10.8% reduction as measured by available seat kilometers was offset by a decline in demand of 8.3%. All in all, this led to an improvement in the passenger load factor by 1.9 percentage points, to 68.0% with a total of 2,264,545 passengers were carried (-10.2%). Flight revenue fell 22.3%, to EUR 341.1m. At the same time, unit revenue was down by 15.7%.

The **charter segment** reported a 23.5% decline in production during the first half of 2009 compared to H1 2008, as measured in available seat kilometers. These capacity cutbacks particularly affected medium-haul flights, in particular the frequency of flight service to Spain, Egypt, Greece and Turkey was reduced. Incoming flight traffic from Great Britain, Ireland and Russia also decreased. In contrast, growth was generated in respect to charter flights to Tunesia, Croatia and particularly Kenya, which positively counteracted the overall drop in production.

Charter passengers carried: 389,352

A total of 389,352 passengers have been carried by the charter segment since the beginning of 2009. The passenger load factor remained at the previous year's level, at 78.1%. Total external sales (i.e. flight revenue) of the charter segment amounted to EUR 68.9m in the first six months of 2009, whereas EBIT for the period under review was EUR −12.8m.

Flight services (scheduled and charter)

		1-6/2009	1-6/2008	+/- %	4-6/2009	4-6/2008	+/- %
Revenue per passenger km (RPK)	(m)	7,655.4	9,121.1	-16.1	4,201.1	4,989.8	-15.8
Scheduled		6,847.0	8,064.3	-15.1	3,745.0	4,341.6	-13.7
Long-haul		3,278.1	4,187.3	-21.7	1,747.4	2,219.7	-21.3
Short/medium-haul		3,568.9	3,876.9	-7.9	1,997.6	2,121.9	-5.9
- Focus East[1]		1,814.6	1,964.9	-7.6	994.6	1,082.4	-8.1
- Rest of Europe[2]		1,754.3	1,912.1	-8.3	1,003.0	1,039.6	-3.5
Charter		808.4	1,056.8	-23.5	456.1	648.3	-29.6
Available seat km (ASK)	(m)	10,801.5	12,324.2	-12.4	5,770.3	6,623.9	-12.9
Scheduled		9,766.0	10,971.0	-11.0	5,184.0	5,788.7	-10.4
Long-haul		4,310.2	5,184.2	-16.9	2,294.5	2,718.6	-15.6
Short/medium-haul		5,455.8	5,786.8	-5.7	2,889.5	3,070.2	-5.9
- Focus East[1]		2,874.2	2,893.9	-0.7	1,513.3	1,560.9	-3.0
- Rest of Europe[2]		2,581.6	2,892.9	-10.8	1,376.2	1,509.3	-8.8
Charter		1,035.5	1,353.2	-23.5	586.3	835.2	-29.8
Passenger load factor	(%)	70.9	74.0	-3.1P.	72.8	75.3	-2.5P.
Scheduled		70.1	73.5	-3.4P.	72.2	75.0	-2.8P.
Long-haul		76.1	80.8	-4.7P.	76.2	81.7	-5.5P.
Short/medium-haul		65.4	67.0	-1.6P.	69.1	69.1	0.0P.
- Focus East[1]		63.1	67.9	-4.8P.	65.7	69.3	-3.6P.
- Rest of Europe[2]		68.0	66.1	1.9P.	72.9	68.9	4.0P.
Charter		78.1	78.1	0.0P.	77.8	77.6	0.2P.
Passengers carried		4,471,173	5,218,566	-14.3	2,530,545	2,919,184	-13.3
Scheduled		4,081,821	4,692,533	-13.0	2,272,803	2,556,466	-11.1
Long-haul		439,843	573,670	-23.3	234,366	301,752	-22.3
Short/medium-haul		3,641,978	4,118,863	-11.6	2,038,437	2,254,714	-9.6
- Focus East[1]		1,377,433	1,597,479	-13.8	767,889	895,614	-14.3
- Rest of Europe[2]		2,264,545	2,521,384	-10.2	1,270,548	1,359,100	-6.5
Charter		389,352	526,033	-26.0	257,742	362,718	-28.9
Share of Business Cl. Pax	(%)						
Scheduled		8.1	12.5	-4.4P.	7.4	12.8	-5.4P.
Long-haul		9.8	11.7	-1.9P.	10.2	12.0	-1.8P.
Short/medium-haul		7.9	12.6	-4.7P.	7.0	13.0	-6.0P.
- Focus East[1]		8.0	12.2	-4.2P.	7.3	12.6	-5.3P.
- Rest of Europe[2]		7.8	12.8	-5.0P.	6.9	13.2	-6.3P.

1 CEE and Middle East
2 Incl. Domestic

		1-6/2009	1-6/2008	+/- %	4-6/2009	4-6/2008	+/- %
Flight revenue	(EURm)	889.0	1,142.5	-22.2	473.7	642.1	-26.2
Scheduled		820.1	1,054.6	-22.2	432.0	584.0	-26.0
Long-haul		203.3	279.3	-27.2	106.4	148.4	-28.3
Short/medium-haul		616.8	775.3	-20.4	325.6	435.6	-25.3
- Focus East[1]		275.7	336.4	-18.0	143.9	190.8	-24.6
- Rest of Europe[2]		341.1	438.9	-22.3	181.7	244.8	-25.8
Charter		68.9	87.9	-21.6	41.7	58.1	-28.2
Unit revenue	(EUR Cent)						
Scheduled		12.0	13.1	-8.4	11.5	13.5	-14.8
Long-haul		6.2	6.7	-7.5	6.1	6.7	-9.0
Short/medium-haul		17.3	20.0	-13.5	16.3	20.5	-20.5
- Focus East[1]		15.2	17.1	-11.1	14.5	17.6	-17.6
- Rest of Europe[2]		19.4	23.0	-15.7	18.1	23.5	-23.0
Avg. stage length	(km)	1,071.0	1,078.3	-0.7	1,079.3	1,087.9	-0.8
Scheduled		1,043.2	1,046.8	-0.3	1,054.3	1,057.2	-0.3
Long-haul		7,349.0	7,176.9	2.4	7,389.2	7,225.8	2.3
Short/medium-haul		834.6	810.1	3.0	838.1	817.1	2.6
- Focus East[1]		1,163.0	1,090.9	6.6	1,150.5	1,093.0	5.3
- Rest of Europe[2]		668.3	671.8	-0.5	678.8	675.1	0.6
Charter		1,572.2	1,534.1	2.5	1,446.6	1,427.5	1.3
Sector flights		72,147	80,473	-10.3	37,522	42,481	-11.7
Scheduled		68,357	75,271	-9.2	35,137	38,965	-9.8
Long-haul		2,189	2,799	-21.8	1,160	1,460	-20.5
Short/medium-haul		66,168	72,472	-8.7	33,977	37,505	-9.4
- Focus East[1]		22,238	23,908	-7.0	11,473	12,745	-10.0
- Rest of Europe[2]		43,930	48,564	-9.5	22,504	24,760	-9.1
Charter		3,790	5,202	-27.1	2,385	3,516	-32.2
Block hours		142,425	160,601	-11.3	73,526	84,753	-13.2
RTK	(m)	959.2	1,173.2	-18.2	524.8	635.4	-17.4
ATK	(m)	1,389.0	1,592.6	-12.8	741.3	850.0	-12.8
Overall load factor	(%)	69.1	73.7	-4.6P.	70.8	74.8	-4.0P.
Total tons		54,829	71,248	-23.0	28,988	36,873	-21,4

1 CEE and Middle East
2 Incl. Domestic

Revenue of the **complementary services segment** (encompassing third-party passenger handling, technical services and aircraft leasing) declined slightly by EUR 1.8m in the first half of 2009, to EUR 139.6m, as the result of lower income from personnel leasing and handling services. EBIT amounted to EUR 1.6m (previous year: EUR 2.4m).

Outlook

The privatisation of the Austrian Airlines Group is proceeding according to plan. On 31 July 2009, the EU Commission announced that it had reached an agreement giving Lufthansa a conditional go-ahead, laying out the pre-requisites for the approval of its takeover of Austrian Airlines within the context of the EU's merger control proceedings. At the same time, we have been given a clear indication that a positive decision will also be made regarding EU aid proceedings. Thus it is very probable that the merger will be formally approved in August, and that the closing of the transaction could potentially take place in August or in the month of September at the latest.

Groundword paid for a successful future

Thus an important milestone in the history of the Austrian Airlines Group will be reached, laying the groundwork for a successful future within the Lufthansa Group. The merger will be implemented at full speed, in order to fully exploit potential synergies as quickly as possible.

Extremely difficult year in 2009

Sufficient liquidity ensured

From today's point of view, we expect the difficult business environment to extend beyond the year 2009, changing the airline industry in the long term and leading to a further consolidation in the airline sector. The impact of prompt countermeasures accompanied by sustainable efficiency improvements will comprise the decisive factors determining the future success or failure of every individual airline. The Austrian Airlines Group has sufficient liquidity to maintain its business operations beyond the end of 2009, even if the economic situation does not improve. The integration of Austrian Airlines in the Lufthansa Group will give it the additional strength required to achieve sustainable corporate success.

Austrian Airlines on the Capital Market

The Austrian Airlines share
The price development of the Austrian Airlines share in the first half-year 2009 was primarily shaped by the global economic crisis and its extreme impact on the airline sector. Moreover, the planned takeover of Austrian Airlines AG by Deutsche Lufhansa AG also had an influence on the share price development.

Share price development

Following an initial trading price of EUR 4.00 at the beginning of 2009 and a subsequent upward trend, the share price declined as of the end of January and reached a low point for the year on 17 February 2009, trading at EUR 3.02 per share. The second quarter saw the Austrian Airlines share steadily coming close to the price ceiling of EUR 4.49 per share set by the Lufthansa offer. During this time, the Austrian Airlines share was subject to a volatile price development, often reflecting the ongoing media coverage on the European Commission's merger control procedure in respect to competition law and aid proceedings. The approval granted by the European Commission was defined as a condition precedent underlying the voluntary takeover offer by Lufthansa.

On 26 June 2009, the Austrian Airlines share reached its high for the first half of 2009, trading at EUR 4.38. The share closed at EUR 4.26 as at 30 June 2009.

Investor Relations
The Investor Relations objectives of the Austrian Airlines Group are oriented towards continuously providing the financial community with information, ensuring openness and enabling the greatest possible level of transparency, based on an ongoing dialogue with analysts and investors. Starting with the half-year interim report 2008, we became one of the first airlines to publish detailed data about flight destinations and regions. This comprehensive transparency enables us to ensure greater comprehension of our strategic orientation.

On 13 March 2009, the Board of Management presented the annual results for the 2008 financial year to analysts and the media. The Annual General Meeting of Shareholders, originally scheduled for 15 May 2009, was moved up and held on 14 April 2009.

Extraordinary General Meeting

In June 2009, Austrian Airlines announced that an Extraordinary General Meeting of Shareholders would be held on 14 July 2009, in order to resolve upon the proposed authorisation granted to the Management Board to increase the share capital of the company, as well as amendments to the Articles of Association and the election of new members to the Supervisory Board.

Ongoing updated corporate information for interested investors is available at www.austrian.com.

Financial Calendar 2009

Third quarter results 2009	3 November 2009

Austrian

Key figures for investors

		1-6/2009	1-6/2008	+/- %	4-6/2009	4-6/2008	+/- %
„Reuters code"		AUAV.VI					
Share price high	EUR	4.38	6.26	-30.0	4.38	5.00	-12.4
Share price low	EUR	3.02	3.45	-12.5	3.73	3.45	8.1
Share price (end of period)	EUR	4.26	3.65	16.7	4.26	3.65	16.7
Market capitalisisation[1]	EURm	375.5	312.7	20.1	375.5	312.7	20.1
Turnover on Vienna Stock Exchange	EURm	185.7	386.6	-52.0	54.2	187.9	-71.2

Employees

	1-6/2009	1-6/2008	+/- %	4-6/2009	4-6/2008	+/- %
Average[2,3]	7,525	7,870	-4.4	7,323	7,948	-7.9
End of period[2,3]	7,288	8,035	-9.3	-	-	-

1 Including shares held by Austrian Airlines.
2 On a full-time basis; working hours of part-time employees and employees on short-time working are calculated on an aliquot basis.
3 Including employees currently in training and related activities.

Austrian

Consolidated Financial Statements

Consolidated Income Statement for January – June 2009

EURm	Notes	1-6/2009	1-6/2008 restatet	+/- %	4-6/2009	4-6/2008 restatet	+/- %
Continuing operations							
Flight revenue	4	889.0	1,142.5	-22.2	473.7	642.1	-26.2
Other revenue		45.6	52.2	-12.6	22.1	27.3	-19.0
Revenue		**934.6**	**1,194.7**	**-21.8**	**495.8**	**669.4**	**-25.9**
Changes in inventories		1.8	0.8	-	1.1	0.5	-
Result from disposal of non-current assets		-1.9	1.6	-	-1.1	-2.2	50.0
Other income		34.8	29.1	19.6	18.8	15.1	24.5
Operating revenue		**969.3**	**1,226.2**	**-21.0**	**514.6**	**682.8**	**-24.6**
Expenses for materials and services	5	-627.2	-761.1	17.6	-321.2	-412.5	22.1
Personnel expenses[1]	12	-233.4	-262.3	11.0	-112.1	-134.3	16.5
Depreciation and amortisation		-187.1	-131.6	-42.2	-130.4	-66.9	-94.9
Other expenses		-83.2	-101.1	17.7	-35.5	-46.2	23.2
Operating expenses		**-1,130.9**	**-1,256.1**	**10.0**	**-599.2**	**-659.9**	**9.2**
Result from operating activities (EBIT) before associates		**-161.6**	**-29.9**	**-**	**-84.6**	**22.9**	**-**
Share of results in associates	6	**-1.0**	**8.4**	**-**	**-0.7**	**0.4**	**-**
Financial expenses[1]	12	-34.3	-37.1	7.5	-17.7	-18.4	3.8
Financial income		18.4	13.4	37.3	14.8	6.5	-
Other financial expenses		-	-3.8	-	-	0.1	-
Other financial income		1.3	8.7	-85.1	-0.9	8.6	-
Financial result		**-14.6**	**-18.8**	**22.3**	**-3.8**	**-3.2**	**-18.8**
Result before tax		**-177.2**	**-40.3**	**-**	**-89.1**	**20.1**	**-**
Income taxes		-	-8.4	-	-	-8.4	-
Result from continuing operations		**-177.2**	**-48.7**	**-**	**-89.1**	**11.7**	**-**
Discontinued operations							
Result from operations held for sale		**10.6**	**-**	**-**	**10.6**	**-**	**-**
Net result for the period		**-166.6**	**-48.7**	**-**	**-78.5**	**11.7**	**-**
Attributable to: Shareholders of Austrian Airlines AG		-166.8	-48.9	-	-78.4	11.6	-
Minority interests		0.2	0.2	-	-0.1	0.1	-
Earnings per share of shareholders of Austrian Airlines AG		**EUR -1.96**	**EUR -0.59**	**-**	**EUR -0.92**	**EUR 0.14**	**-**
Earnings per share of shareholders of Austrian Airlines AG diluted		**EUR -1.96**	**EUR -0.59**	**-**	**EUR -0.92**	**EUR 0.14**	**-**

1 The expected income from plan assets was reclassified from personnel expenses to financial expenses.
The following Notes to the Consolidated Financial Statements are an integral part of this Consolidated Income Statement.

Austrian

Consolidated Balance Sheet as at 30 June 2009

Assets

EURm	Notes	30.6.2009	31.12.2008	+/- %	30.6.2008	+/- %
Intangible assets	8	30.7	31.6	-2.8	15.8	94.3
Aircrafts	8	1,392.9	1,527.7	-8.8	1,834.1	-24.1
Other tangible assets	8	55.5	59.2	-6.3	72.2	-23.1
Investments in associates included at equity		14.5	15.5	-6.5	14.3	1.4
Securities and loans	10	176.1	180.8	-2.6	223.0	-21.0
Other non-current assets		23.0	24.4	-5.7	24.0	-4.2
Deferred tax assets	9	-	-	-	82.3	-
Non-current assets		**1,692.7**	**1,839.2**	**-8.0**	**2,265.7**	**-25.3**
Inventories	11	58.8	51.7	13.7	54.0	8.9
Trade receivables		162.2	125.1	29.7	205.1	-20.9
Other current assets		32.0	34.5	-7.2	66.7	-52.0
Cash and cash equivalents	3	84.1	141.8	-40.7	231.4	-63.7
Current assets		**337.1**	**353.1**	**-4.5**	**557.2**	**-39.5**
Total assets		**2,029.8**	**2,192.3**	**-7.4**	**2,822.9**	**-28.1**

Shareholders' equity and liabilities

EURm	Notes	30.6.2009	31.12.2008	+/- %	30.6.2008	+/- %
Issued share capital		264.4	264.4	-	257.0	2.9
Reserves and accumulated results		-103.5	-9.9	-	483.9	-
Equity attributable to shareholders of Austrian Airlines AG		**160.9**	**254.5**	**-36.8**	**740.9**	**-78.3**
Minority interests		1.2	1.3	-7.7	1.2	-
Shareholders' equity		**162.1**	**255.8**	**-36.6**	**742.1**	**-78.2**
Provisions	12	313.8	308.9	1.6	305.0	2.9
Interest-bearing liabilities	13	661.0	759.4	-13.0	790.0	-16.3
Other liabilities		8.3	11.3	-26.5	11.5	-27.8
Non-current liabilities		**983.1**	**1,079.6**	**-8.9**	**1,106.5**	**-11.2**
Provisions		176.9	168.9	4.7	222.9	-20.6
Interest-bearing liabilities	13	344.5	316.0	9.0	339.2	1.6
Income tax liabilities		2.1	2.1	-	3.0	-30.0
Other liabilities		361.1	369.9	-2.4	409.2	-11.8
Current liabilities		**884.6**	**856.9**	**3.2**	**974.3**	**-9.2**
Total shareholders' equity and liabilities		**2,029.8**	**2,192.3**	**-7,4**	**2,822.9**	**-28.1**

The following Notes to the Consolidated Financial Statements are an integral part of this Consolidated Balance Sheet.

Consolidated Statement of recognised Income and Expense January – June 2009

EURm	1-6/2009	1-6/2008	+/-	+/- %
Net result for the period	**-166.6**	**-48.7**	**-117.9**	**-**
Currency translation differences	-0.1	-	-0.1	-
Changes in financial instruments available for sale	27.5	-7.2	34.7	-
Changes in hedging instruments not recognised in profit or loss	45.7	23.1	22.6	-
Other changes in deferred taxes not recognised in profit or loss	-	-4.5	4.5	-
Other changes	-	-1.4	1.4	-
Total income and expense recognised directly in equity (net of tax)	**73.1**	**10.0**	**63.1**	**-**
Total comprehensive income for the period	**-93.5**	**-38.7**	**-54.8**	**-**
Attributable to:				
Shareholders of Austrian Airlines AG	-93.7	-38.9	-54.8	-
Minority interests	0.2	0.2	-	-

The following Notes to the Consolidated Financial Statements are an integral part of this Consolidated Statement of recognised Income and Expense.

Statement of Changes in Shareholders' Equity 1 January 2008 to 30 June 2009

EURm	Issued share capital	Reserves				Accumulated losses/ profits	Equity attributable to shareholders of Austrian Airlines AG	Minority interests	Shareholders' equity
		Capital reserves	Currency translation	Reserve according to IAS 39	Shares owned by the company				
As at 1.1.2008	**257.0**	**203.0**	**0.4**	**3.2**	**-17.5**	**338.5**	**784.7**	**1.8**	**786.5**
Total comprehensive income for the period	-	-1.4	-	11.4	-	-48.9	-38.9	0.2	-38.7
Repurchase of shares	-	-	-	-	-4.9	-	-4.9	-	-4.9
Disposal of minorities	-	-	-	-	-	-	-	-0.4	-0.4
Dividends to minorities	-	-	-	-	-	-	-	-0.4	-0.4
As at 30.6.2008	**257.0**	**201.6**	**0.4**	**14.6**	**-22.4**	**289.6**	**740.9**	**1.2**	**742.1**
As at 1.1.2009	**264.4**	**206.2**	**0.1**	**-102.4**	**-22.4**	**-91.4**	**254.6**	**1.2**	**255.8**
Total comprehensive income for the period	-	-	-0.1	73.2	-	-166.8	-93.7	0.2	-93.5
Dividends to minorities	-	-	-	-	-	-	-	-0.2	-0.2
As at 30.6.2009	**264.4**	**206.2**	**-**	**-29.2**	**-22.4**	**-258.2**	**160.9**	**1.2**	**162.1**

The following Notes to the Consolidated Financial Statements are an integral part of this Statement of Changes in Shareholders' Equity.

Consolidated Cash Flow Statement for January – June 2009

EURm	Notes	1-6/2009	1-6/2008	+/- %	4-6/2009	4-6/2008	+/- %
Result before tax (from continuing operations)		-177.2	-40.3	-	-89.1	20.1	-
Depreciation and amortisation		187.1	131.6	42.2	130.4	66.9	94.9
Result from disposal of non-current assets		1.2	-5.7	-	2.6	-5.6	-
Share of results in associates		1.0	-8.4	-	0.7	-0.4	-
Financial expenses		34.3	42.4	-19.1	17.7	21.0	-15.7
Financial income		-18.4	-13.4	-37.3	-14.8	-6.5	-
Increase/decrease in inventories		-7.2	-7.3	1.4	-8.6	-10.7	19.6
Increase/decrease in receivables and other assets		-33.2	-73.4	54.8	-0.5	-37.7	98.7
Increase/decrease in provisions		-0.5	41.3	-	9.2	23.5	-60.9
Increase/decrease in other liabilities		37.8	62.6	-39.6	-0.1	26.7	-
Foreign currency results		-3.7	9.3	-	-12.5	-2.4	-
Cash flow from operating activities		**21.2**	**138.7**	**-84.7**	**35.0**	**94.9**	**-63.1**
Purchase of aircraft, other tangible and intangible assets		-53.9	-49.2	-9.6	-22.3	-29.1	23.4
Proceeds from disposal of aircraft, other tangible and intangible assets		4.3	12.3	-65.0	0.9	2.4	-62.5
Purchase of securities and other loans		-13.2	-18.1	27.1	-	-18.1	-
Proceeds of securities, other loans and equity interests		67.2	33.8	98.8	34.6	23.1	49.8
Financial income received		4.0	10.5	-61.9	1.4	5.1	-
Cash flow from investing activities		**8.4**	**-10.7**	**-**	**14.6**	**-16.6**	**-**
Share purchase		-	-4.9	-	-	-	-
Dividends to minorities		-0.2	-0.4	50.0	-0.2	-0.4	50.0
Borrowing of interest-bearing liabilities		118.1	16.4	-	84.9	-	-
Payment of interest-bearing liabilities		-184.0	-89.3	-	-113.8	-38.4	-
Financial expenses paid		-20.9	-28.4	26.4	-12.5	-15.5	19.4
Cash flow from financing activities		**-87.0**	**-106.6**	**18.4**	**-41.6**	**-54.3**	**23.4**
Increase/decrease of cash and cash equivalents	3	**-57.4**	**21.4**	**-**	**8.0**	**24.0**	**-66.7**
Foreign currency results		-0.3	-9.3	96.8	-0.1	2.4	-
Cash and cash equivalents at beginning of period	3	**141.8**	**219.3**	**-35.3**	**76.2**	**205.0**	**-62.8**
Cash and cash equivalents at end of period	3	**84.1**	**231.4**	**-63.7**	**84.1**	**231.4**	**-63.7**

The following Notes to the Consolidated Financial Statements are an integral part of this Consolidated Cash Flow Statement.

Notes

General

In its domestic market of Austria, the Austrian Airlines Group is the market leader in terms of passenger volume handled. It covers all sectors of the aviation industry. The commercial sectors of the Group's operative airlines include scheduled and charter services, the transportation of cargo and airmail as well as the performance of technical and handling services on behalf of other airlines.

The registered seat of the company is Vienna. Its corporate headquarters are located at Office Park 2, 1300 Vienna Airport. The company appears in the commercial register in Vienna under FN 111000k. Shares in the company are traded publicly on the ATX Prime of the Vienna Stock Exchange.

This consolidated financial statement with the undersigned date was prepared and authorised for publication by the Board of Management.

1 Accounting policies

Basis of preparation

This interim report was drawn up in accordance with the stipulations contained in the International Financial Reporting Standards (IFRS) pertaining to the preparation of interim reports (IAS 34 "Interim Financial Reporting"). This interim report, including the respective notes to the accounting principles, segment reporting, consolidated income statement, balance sheet and other financial information does not contain the complete information required to compile an annual report. For this reason, this interim report should be read in connection with the 2008 consolidated financial statements pursuant to IFRS and the accompanying explanations provided by the company.

In consolidated financial statements, it is necessary to make certain estimates and assumptions, which can have an influence on the presentation of the assets and liabilities shown in the balance sheet, the statement of other obligations on the balance sheet date and the reporting of revenue and expenditure for the reporting period. Assumptions and estimates are primarily applied when determining the useful life of the value of assets and forming provisions for legal proceedings, pensions and other guarantees of performance and guarantees. It is possible that the actual amounts may vary from the estimates used.

These consolidated financial statements as at 30.6.2009 contain the statements of Austrian Airlines AG and its subsidiaries ('Austrian Airlines Group'). The consolidated financial statements have been prepared in millions of Euros. Any errors in aggregation are the result of rounding up to the next whole number. The results published in this statement cannot necessarily be classified as indicators of the expected result for the financial year 2009.

Accounting standards

The accounting standards used in these financial statements are consistent with previous years, with the exception of the newly applicable standards. However, their application has had no material effect on the assets, financial position or profit and loss of the Austrian Airlines Group.

The expected income from plan assets was reclassified from personnel expenses to interest expenses as of the first quarter of the previous year.

Austrian

Currency translation differences

Foreign currency translation gains in the first half-year of 2009 amounting to EUR 3.0m are reported under the item "Other income", whereas the currency translation losses of EUR 9.3m for the first half of 2008 are included in "Other expenses".

Currency conversion	1-6/2009		1-6/2008	
EUR	Market price on reporting date	Average	Market price on reporting date	Average
USD	1.4134	1.3379	1.5764	1.5444
JPY	135.51	128.41	166.44	161.02
CHF	1.5265	1.5054	1.6056	1.6026
GBP	0.8521	0.8900	0.7923	0.7795
AUD	1.7359	1.8733	1.6371	1.6573

2 Seasonal nature of the aviation business

Due to the seasonal nature of the aviation industry, business results are traditionally less favourable in the first and fourth quarters of the calendar year, while higher revenue and results are achieved in the second and third quarters. Greater passenger volumes during Europe's holiday season in summer are the decisive factor contributing to higher revenue.

3 Cash and cash equivalents

The following cash and cash-related components were incorporated into the sum total of cash and cash equivalents reported in preparing the consolidated cash flow statement of this interim report:

Cash and cash equivalents EURm	30.6.2009	31.12.2008
Bank deposits and cash stocks	34.8	39.0
Fixed deposits	49.3	102.8
	84.1	**141.8**

A total of EUR 19.1m of the cash and cash equivalents is pledged as collateral.

4 Flight revenue

Flight revenue by type of service EURm		1-6/2009	1-6/2008	+/- %	4-6/2009	4-6/2008	+/- %
Scheduled	Passengers	769.8	978.1	-21.3	406.1	544.4	-25.4
	Excess baggage	4.6	4.6	-	2.8	2.5	12.0
	Cargo	42.3	68.3	-38.1	21.4	35.3	-39.4
	Airmail	3.4	3.6	-5.6	1.7	1.8	-5.6
Total scheduled		820.1	1,054.6	-22.2	432.0	584.0	-26.0
Charter		68.9	87.9	-21.6	41.7	58.1	-28.2
		889.0	**1,142.5**	**-22.2**	**473.7**	**642.1**	**-26.2**

5 Expenses for materials and services

Expenses for materials and services EURm	1-6/2009	1-6/2008	+/- %	4-6/2009	4-6/2008	+/- %
Aircraft fuel	179.6	249.5	-28.0	88.2	140.6	-37.3
Landing and handling charges	118.4	128.0	-7.5	59.1	66.4	-11.0
En route charges	50.1	57.9	-13.5	26.4	30.2	-12.6
Aircraft parts	11.7	11.7	-	5.6	4.5	24.4
Subcontracted aircraft overhauls	31.6	25.8	22.5	15.2	13.8	10.1
Travel expenses of crew	13.2	14.1	-6.4	6.4	7.2	-11.1
Long-term aircraft leasing	3.1	4.6	-32.6	1.3	2.3	-43.5
Short-term aircraft lease (ground transports, Blocked Space Agreements, etc.)	21.3	27.3	-22.0	11.0	14.7	-25.2
Expenditures on commissions	38.4	53.8	-28.6	19.4	30.2	-35.8
Passenger servicing	42.5	55.0	-22.7	23.2	30.2	-23.2
Passenger landing charges	83.2	90.9	-8.5	46.8	50.0	-6.4
Expenditure on reservation systems	23.2	27.8	-16.5	13.0	15.0	-13.3
Merchandise for resale	1.3	1.9	-31.6	0.6	0.9	-33.3
Other passenger related expenses	9.6	12.8	-25.0	5.0	6.5	-23.1
	627.2	**761.1**	**-17.6**	**321.2**	**412.5**	**-22.1**

6 Share of results in associates

The results of associated companies in the first half year of the previous year primarily consist of the sale of the shareholding in TUI Österreich.

Austrian

7 Segment reporting

The primary segment reporting according to strategic business segments in the first half year of 2009 and 2008 respectively is as follows:

	1-6/2009					4-6/2009				
EURm	Sche-duled	Charter	Com-plemen-tary services	Consoli-dation	Total	Sche-duled	Charter	Com-plemen-tary services	Consoli-dation	Total
External Sales[1]	820.1	68.9	45.6	-	934.6	432.0	41.7	22.1	-	495.8
Intercompany sales	32.4	1.9	94.0	-128.3	-	17.7	1.0	47.6	-66.3	-
Revenue	852.5	70.8	139.6	-128.3	934.6	449.7	42.7	69.7	-66.3	495.8
Other income	30.4	2.5	1.8	-	34.7	16.4	1.5	0.9	-	18.8
Operating revenue	882.9	73.3	141.4	-128.3	969.3	466.1	44.2	70.6	-66.3	514.6
Operating expenses	1,033.3	86.1	139.8	-128.3	1,130.9	541.3	50.9	73.3	-66.3	599.2
EBITDAR[3]	44.0	3.7	2.2	-	49.9	55.8	4.7	-2.4	-	58.1
EBIT	-150.4	-12.8	1.6	-	-161.6	-75.2	-6.7	-2.7	-	-84.6
Assets	1,855.6	10.0	1,128.2	-964.0	2,029.8	1,855.6	10.0	1,128.2	-964.0	2,029.8
Liabilities	1,488.6	4.3	851.4	-476.6	1,867.7	1,488.6	4.3	851.4	-476.6	1,867.7
Segment investments	32.6	-	21.3	-	53.9	13.7	-	8.6	-	22.3
Depreciation	64.0	0.1	48.7	-	112.8	30.9	-	25.1	-	56.1
Impairment	39.6	-	34.7	-	74.3	39.6	-	34.7	-	74.3
Other non-cash income	9.2	0.1	-	-	9.3	5.4	0.1	-	-	5.5

	1-6/2008					4-6/2008				
EURm	Sche-duled	Charter	Com-plemen-tary services	Consoli-dation	Total	Sche-duled	Charter	Com-plemen-tary services	Consoli-dation	Total
External Sales[1]	1,054.6	87.9	52.2	-	1,194.7	584.0	58.1	27.3	-	669.4
Intercompany sales	38.9	4.1	89.2	-132.2	-	25.6	0.2	43.4	-69.2	-
Revenue	1,093.5	92.0	141.4	-132.2	1,194.7	609.6	58.3	70.7	-69.2	669.4
Other income	27.9	2.3	1.3	-	31.5	11.6	1.2	0.6	-	13.4
Operating revenue	1,121.4	94.3	142.7	-132.2	1,226.2	621.2	59.5	71.3	-69.2	682.8
Operating expenses[2]	1,146.0	96.7	140.3	-132.2	1,250.8	595.7	57.9	70.2	-69.2	654.6
EBITDAR[3]	124.1	11.8	3.0	-	138.9	100.6	10.0	1.5	-	112.1
EBIT	-24.6	-2.4	2.4	-	-24.6	25.3	1.7	1.2	-	28.2
Assets	2,390.2	7.4	1,241.8	-816.5	2,822.9	2,390.2	7.4	1,241.8	-816.5	2,822.9
Liabilities	1,634.7	4.2	828.9	-386.8	2,081.0	1,634.7	4.2	828.9	-386.8	2,081.0
Segment investments	34.5	-	13.6	-	48.1	20.2	-	7.8	-	28.0
Depreciation	79.8	0.1	51.7	-	131.6	40.7	0.1	26.1	-	66.9
Other non-cash income	8.1	-	-	-	8.1	4.5	-	-	-	4.5

1 Corresponds to flight revenue of the scheduled services and charter segments.
2 The expected income from plan assets was reclassified from personnel expenses to financial expenses.
3 Result from operating activities (EBIT) before associates, depreciation and rentals.

8 Intangible assets, aircraft and other tangible assets

EURm	Intangible assets	Aircraft, reserve engines, spare parts and equipment	Other tangible assets	Total
Acquisition costs				
Balance 1.1.2009	127.5	3,462.8	215.6	3,805.9
Additions	3.9	48.6	1.4	53.9
Disposals	-	-49.2	-0.6	-49.8
Reclassifications	-	-	-	-
Balance 30.6.2009	**131.4**	**3,462.2**	**216.4**	**3,810.0**
Depreciation				
Accumulated depreciation and impairment 1.1.2009	-95.9	-1,935.1	-156.4	-2,187.4
Depreciation charge for the period	-4.8	-102.8	-5.2	-112.8
Impairment	-	-74.3	-	-74.3
Disposals of accumulated depreciation and impairment	-	42.9	0.6	43.5
Accumulated depreciation and impairment 30.6.2009	**-100.7**	**-2,069.3**	**-160.9**	**-2,330.9**
Book value 30.6.2009	**30.7**	**1,392.9**	**55.5**	**1,479.1**
Book value 1.1.2009	**31.6**	**1,527.7**	**59.2**	**1,618.5**

EURm	Intangible assets	Aircraft, reserve engines, spare parts and equipment	Other tangible assets	Total
Acquisition costs				
Balance 1.1.2008	105.3	3,472.3	236.2	3,813.8
Additions	1.5	36.9	9.7	48.1
Disposals	-1.5	-50.3	-16.9	-68.7
Reclassifications	2.2	-	-2.2	-
Balance 30.6.2008	**107.5**	**3,458.9**	**226.8**	**3,793.2**
Depreciation				
Accumulated depreciation and impairment 1.1.2008	-89.3	-1,548.0	-165.1	-1,802.4
Depreciation charge for the periode	-3.9	-121.3	-6.4	-131.6
Disposals of accumulated depreciation and impairment	1.5	44.5	16.9	62.9
Accumulated depreciation and impairment 30.6.2008	**-91.7**	**-1,624.8**	**-154.6**	**-1,871.1**
Book value 30.6.2008	**15.8**	**1,834.1**	**72.2**	**1,922.1**
Book value 1.1.2008	**16.0**	**1,924.3**	**71.1**	**2,011.4**

A total of EUR 48.6m was spent on acquiring aircraft, reserve engines, rotables and modifications. No aircraft were acquired in the first half year of 2009. EUR 36.1m was recognised for aircraft overhauls. Disposals of aircraft in 2009 primarily relate to the sale of one DASH 8-300 aircraft.

As at 30.6.2009, Austrian Airlines reported an impairment loss totaling EUR 74.3m for the existing fleet in operation on the basis of the USD market values and taking account of the maintenance status and the specification standards of the types of aircraft operated by the Austrian Airlines Group as calculated in EUR at the period-end EUR/USD exchange rate of 1.4134 in comparison with the carrying amounts for 46 aircraft. In contrast, the impairment test carried out as at 30.6.2008 on the basis of the so-called cash generating units did not require an impairment loss to a lower fair value for the aircraft which have been in use for a longer period of time.

9 Deferred taxes

For losses incurred in the first half year of 2009, no deferred taxes were recognised due to maturity considerations in connection with the duration of the settlement of future taxable income. As of 31.12.2008, capitalised deferred tax assets amounting to EUR 96.0m were completely depreciated.

10 Securities and loans

The market value of the securities classified as available-for-sale at a nominal value of EUR 159.8m continues to be below the acquisition cost, but has nevertheless increased since the year-end balance sheet date of 31.12.2008. Accordingly, a reversal of the impairment loss totaling EUR 27.5m in the first half-year 2009 has been reported under shareholders' equity without recognition to profit or loss.

In our opinion, the corresponding securities would be available under normal market conditions prevailing in a liquid stock market. This conclusion can be drawn from the fact that we were provided with tradable share prices for purchases in the last few months. The issuers continue to maintain an outstanding investment rating. Even in the case of a further decline in value, one will be likely able to fully make use of the securities in regards to their nominal amounts and interest rates. In the securities portfolio of the Austrian Airlines Group, securities with a book value of EUR 74.4m are pledged as collateral.

11 Inventories

As at 30.6.2009, valuation allowances on inventory totalling EUR 20.6m (previous year EUR 21.3m) were reported. The expense related to the allocation of the valuation allowance on inventory of EUR 0.6m (previous year: income on the reversal of the valuation allowance of EUR 0.1m) is reported as expenses for materials and services.

12 Non-current provisions (pension obligations, severance and anniversary bonus payments)

Starting with the first quarter of 2008, the expected income from plan assets was reclassified from personnel expenses to interest expenses. The change in the first half-year of 2009 is primarily the result of expenditure on service costs, interest costs and actuarial losses minus expected surpluses from the pension fund assets.

13 Interest-bearing liabilities

Interest-bearing liabilities **EURm**	
Book value 1.1.2009	1,075.4
Borrowing	118.1
Repayment	-184.0
Foreign currency losses	-4.0
Book value 30.6.2009	**1,005.5**

Within the framework of the rescue package (bridge financing) backed by the Austrian Government, of which the European Commission was notified and approval granted, an additional line of credit of EUR 104.9m was drawn upon in the first half-year 2009. A further EUR 13.2m resulted from the short-term follow-up financing for an aircraft. Repayments primarily related to scheduled repayments.

Interest-bearing liabilities by currencies **EURm**	30.6.2009	31.12.2008
Non-current interest-bearing liabilities	661.0	759.4
Current interest-bearing liabilities	344.5	316.0
Interest-bearing liabilities	**1,005.5**	**1,075.4**
in EUR	698.7	736.7
in USD	226.0	249.6
in CHF	80.8	89.1
Interest-bearing liabilities	**1,005.5**	**1,075.4**

The effective interest rate yield in the first half-year was 3.40% (first half-year 2008 4.48%).

14 Contingent liabilities and other financial obligations

Guarantees and contingencies totalling EUR 332.6m primarily relate to contingencies arising from guarantees in respect to aircraft financing, the majority of which are reported as liabilities on the balance sheet. On the basis of the profit and loss transfer agreement already concluded and the Production Company Concept, the Group parent company is directly responsible for the capacity and currency risks of the operating subsidiaries.

Contingent liabilities **EURm**	30.6.2009	31.12.2008
Guarantees from aircraft financing	324.1	365.4
Other contingent liabilities	8.5	11.4
	332.6	**376.8**

Other financial obligations **EURm**	30.6.2009	31.12.2008
Order commitments for aircraft incl. advance payments	177.9	228.9
Order commitments for other planned investments	100.8	140.5
Other	115.2	184.7
	393.9	**554.1**

The purchase commitment as at 30.6.2009 is mainly related to aircraft overhauls carried as assets. The item "Other" includes purchase commitments in the field of catering.

15 Hedging policy and financial derivatives

The Austrian Airlines Group began implementing a hedging program in the first quarter of 2007, which is designed to successively hedge up to 20% of the company's annual kerosene requirements. The hedging is to be carried out in stages, based on the conclusion of monthly forward contracts to spread risk in a targeted manner, and level out the Group's medium-term kerosene costs. As at 30.6.2009, forward contracts had been concluded for a total of 154,000 tons of kerosene with terms to maturity up to April 2010. The expense arising from the valuation totaling EUR 1.7m as at 30.6.2009 was reported directly in equity; within the context of the fuel hedges, which had been reported in shareholders' equity without recognition to profit or loss as at 31.12.2008, Austrian Airlines dissolved the cash flow hedge reserve of EUR 43.9m in the first half-year 2009, reported as aircraft fuel expenditures included in the income statement. The hedging strategy was expanded at the end of the second quarter of 2009 to encompass call options, as a means of safeguarding the company's fuel requirements for the rest of the year against fuel price rises exceeding a pre-defined level. The expense in connection with the valuation of the call options for a contractually stipulated quantity of 144,000 tons of kerosene with a term to maturity until December 2009 amounts to EUR 0.5m as at 30.6.2009, and is included in the Group income statement.

Of the hedging transactions which existed as of 31.12.2008, a total of six forward exchange transactions were carried out in the first half-year 2009, at a value of EUR 2.6m. In addition, two cross currency swaps amounting to USD 14.3m were completed.

16 Related party transactions

EURm		Sales to related parties	Purchases from related parties	Amounts owed by related parties	Amounts owed to related parties
		1-6	1-6	30.6.	30.6.
Associate					
„AirPlus" Air Travel Card	2009	1.9	-2.3	-	-0.4
	2008	1.9	-3.5	-	-0.7
Ukraine International Airlines	2009	3.7	-1.0	-	-0.4
	2008	3.9	-0.2	-	-0.2

17 Significant events after the balance sheet date

Within the context of its medium-term earnings improvement efforts, Austrian Airlines announced in July 2009 that the ongoing restructuring of the company will lead to a reduction in the work force by 1,000 people by the middle of 2010. In July, the management of Austrian Airlines also agreed upon a package of cost-saving measures with the Works Councils, designed to cut personnel expenses by EUR 150m between 2010 and 2015, calculated on a net present value basis.

The privatisation of the Austrian Airlines Group is proceeding according to plan. On 31 July 2009, the EU Commission announced that it had reached an agreement giving Lufthansa a conditional go-ahead, laying out the pre-requisites for the approval of its takeover of Austrian Airlines within the context of the EU's merger control proceedings. At the same time, we have been given a clear indication that a positive decision will also be made regarding EU aid proceedings. Thus it is very probable that the merger will be formally approved in August, and that the closing of the transaction could potentially take place in August or in the month of September at the latest.

Austrian

18 Statement by the Board of Management on the Interim Report

The undersigned Board of Management confirms, as the legal representatives of the company, that the interim report for the first half year of 2009 has been prepared to the best of its knowledge, in accordance with International Financial Reporting Standards, as applied in the EU, in particular IAS 34 (Interim Reporting), and that it presents a true and fair view of the profit, asset and financial position of the Austrian Airlines Group.

Neither an audit nor an auditor's review has been carried out by certified public accountants in respect to the first half-year figures.

Vienna, 4 August 2009

Board of Management

Andreas Bierwirth

Peter Malanik